BlackRock Bond Fund, Inc.: BlackRock Total Return Fund


77D (g)
Policies with respect to security investments

Effective February 22, 2013, the prospectus was amended to add the following as a "Principal Investment Strategy" of the Fund:

Collateralized Debt Obligations-The Fund may invest up to 15% of its net assets in collateralized debt obligations
("CDOs"), of which 10% (as a percentage of the Fund's net assets) may be collateralized loan obligations ("CLOs").